Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-236502

March 27, 2020

Omnicom Group Inc.

$600,000,000 4.200% Senior Notes due 2030

Pricing Term Sheet

Issuer:	Omnicom Group Inc.
Expected Ratings*:	Baa1/BBB+
Title of Securities:	4.200% Senior Notes due 2030
Principal Amount:	$600,000,000
Coupon:	4.200% per annum
Interest Payment Dates:	Semi-annually on each June 1 and December 1
Initial Interest Payment Date:	June 1, 2020 (short first coupon)
Maturity Date:	June 1, 2030
Benchmark Treasury:	1.500% UST due February 15, 2030
Benchmark Treasury Price and Yield:	107-05 / 0.747%
Spread to Benchmark Treasury:	T + 350 basis points
Yield to Maturity:	4.247%
Price to Public (Issue Price):	99.620%
All-In Price (after deducting underwriting commissions):	98.970%
Optional Redemption:	Prior to March 1, 2030, the date that is three months prior to the maturity date, the notes will be redeemable, as a whole or in part, at the issuer’s option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes plus a make-whole premium (calculated at a rate equal to the sum of the applicable Treasury Rate plus 50 basis points), together with accrued and unpaid interest thereon to the redemption date. On or after March 1, 2030, the notes will be redeemable, as a whole or in part, at the issuer’s option, at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest thereon to the redemption date.
Trade Date:	March 27, 2020
Settlement Date:	April 1, 2020 (T+3)
CUSIP:	681919 BC9
ISIN:	US681919BC93
Use of Proceeds:	We intend to use the net proceeds from the sale of the notes offered hereby for general corporate purposes, which could include working capital expenditures, fixed asset expenditures, acquisitions, repayment of commercial paper and short-term debt, refinancing of other debt or other capital transactions.
Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC

BNP Paribas Securities Corp. Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.
Co-Managers:	SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s or Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

We expect that delivery of the notes will be made against payment therefor on or about April 1, 2020, which will be the third business day after the date hereof. Under Rule 15c6-1 of the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before their date of delivery, by virtue of the fact that the notes will settle in three business days, should specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, BofA Securities, Inc. toll-free at 1-800-294-1322, or J.P. Morgan Securities LLC at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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